Silver Run Acquisition Corporation II

1000 Louisiana Street, Suite 1450
Houston, TX 77002

March 23, 2017

VIA EMAIL & EDGAR

H. Roger Schwall

Assistant Director

Office of Natural Resources
Division of Corporation Finance

Securities and Exchange Commission
Mail Stop 4628

100 F Street, NE
Washington, D.C. 20549-3561

Re:	Silver Run Acquisition Corporation II (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-216409)

Dear Mr. Schwall:

Reference is made to our letter, filed as correspondence via EDGAR on March 21, 2017, in which the Company requested the acceleration of the effective date of the above-referenced Registration Statement to Wednesday, March 22, 2017, at 4:00 p.m. Washington D.C. time, in accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”). The Company is no longer requesting that such Registration Statement be declared effective as of such time and hereby formally withdraws its request for acceleration of the effective date to such time.

Pursuant to Rule 461(a) under the Securities Act, the Company respectfully requests that the effective date of the above-referenced Registration Statement now be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Washington D.C. time on Thursday, March 23, 2017 or as soon as practicable thereafter.

The Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

The Company acknowledges that should the Commission or its Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Company acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Finally, the Company acknowledges that it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Jennifer A. Bensch of Weil, Gotshal & Manges LLP at (212) 310-8870 and that such effectiveness also be confirmed in writing.

Very truly yours,

Silver Run Acquisition Corporation II

By:	/s/ Stephen S. Coats
Name:	Stephen S. Coats
Title:	Secretary

cc:	Securities and Exchange Commission
Irene Barberena-Meissner, Staff Attorney
Kevin Dougherty, Staff Attorney

Weil, Gotshal & Manges, LLP
Jennifer A. Bensch, Esq.

Vinson & Elkins L.L.P.
Douglas E. McWilliams, Esq.
E. Ramey Lane, Esq.

[Signature Page to Company Acceleration Request]